Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities LLC

277 Park Avenue

New York, NY 10172

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

April 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Christine Westbrook

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-224303

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters of the above issue, hereby join in the request of Apellis Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective at 5:05 PM, Eastern Time, on April 18, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilmer Cutler Pickering Hale and Dorr LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, please note that the underwriters expect to take all reasonable steps to effect the distribution of as many copies of the Company’s preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters of the above issue, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC. J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC As representatives of the Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Fox
Name: Jennifer Fox Title: Managing Director – Co Head of HC NA

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Raphael Taubenfeld
Name: Raphael Taubenfeld Title: Vice President

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton Title: Managing Director, ECM

[Signature Page to Acceleration Request]